Exhibit 99.1

22 November 2017
Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech receives manufacturing certification from Spanish regulatory authority

Scaled up manufacturing is complete at Bilbao facility’s centre of excellence

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces it has received formal notification from the Spanish regulatory authority AEMPS for an extension to its licence 6458E: Manufacturer of Investigational Medicinal Products, to include the manufacture of monodispersed controlled release microcapsules, marking the completion of the rigorous upscaling process conducted between November 2016 and September 2017.

This licence amendment is required for the use of Midatech’s Sustained Release products manufactured at its Bilbao facility, including octreotide (MTD201) which is shortly due to commence clinical trials.

This license adds to the current Bilbao approvals including ES/0241/11: Certification of GMP Compliance of a Manufacturer; 11441/2011/FAB: Authorisation for the Manufacture of Gold Nanoparticles; and Authorisation 6458E: Manufacturer of Investigational Medicinal Products – Specifically Nanoparticles for Use as Carriers for Active Pharmaceutical Ingredients.

Commenting on the manufacturing update, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “The manufacturing facility in Bilbao continues to develop as a centre of excellence, currently producing all our human clinical stage products. This latest certification allowing GMP for our Q-Sphera products such as Q-Octreotide, allows us to continue our key programmes and to start preparing for commercial scale manufacture as our products get closer to filings with the FDA and other agencies.”

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For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley / Duncan Monteith

Corporate Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.